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SECURITI 08029548 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HELVEA INC.**

OFFICIAL USE ONLY
132007
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2901
(No. and Street)

Montreal (City) Quebec (State) H3A 3J6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix Weibel (514) 288-3556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800 (Address) Montreal (City) Quebec (State) H3B 2G4 (Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 04 2008
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix Weibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HELVEA INC., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Signature

President, Secretary, ER, CCO

Title

Notary Public Déodat LÊ, Lawyer
Quebec Bar No.: 194117-8

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 15c3-3, paragraph (k)(2)(i).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Helvea Inc.

Financial Statements
December 31, 2007
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.L/s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 28, 2008

Auditors' Report

To the Shareholder of
Helvea Inc.

We have audited the balance sheet of **Helvea Inc.** as at December 31, 2007 and the statements of earnings, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital as at December 31, 2007, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Helvea Inc.

Balance Sheet

As at December 31, 2007

(expressed in U.S. dollars)

	2007 $	2006 $
Assets		
Current assets		
Cash and cash equivalents	8,330,339	5,366,328
Accounts receivable	29,728	64,313
Prepaid expenses	51,042	182,779
	8,411,109	5,613,420
Property and equipment (note 3)	859,725	84,782
	9,270,834	5,698,202
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	1,728,336	1,073,348
Income taxes payable	106,973	29,216
Due to a related company	-	8,781
	1,835,309	1,111,345
Loan payable to Helvea S.A. (note 5)	1,760,600	1,639,400
	3,595,909	2,750,745
Shareholder's Equity		
Capital stock (note 6)	2,614,950	2,614,950
Retained earnings	2,623,109	238,028
Cumulative translation adjustment	436,866	94,479
	5,674,925	2,947,457
	9,270,834	5,698,202

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

P. Rosenty ______ Director

______ Director

Helvea Inc.

Statement of Changes in Shareholders's Equity

For the year ended December 31, 2007

(expressed in U.S. dollars)

	Common stock				
	Number of Class A common shares	Amount $	Retained earnings $	Cumulative translation adjustment $	Total $
Balance at December 31, 2005	330,000	2,614,950	152,314	(112,436)	2,654,828
Net earnings	-	-	85,714	-	85,714
Cumulative translation adjustment	-	-	-	206,915	206,915
Balance at December 31, 2006	330,000	2,614,950	238,028	94,479	2,947,457
Net earnings	-	-	2,385,081	-	2,385,081
Cumulative translation adjustment	-	-	-	342,387	342,387
Balance at December 31, 2007	330,000	2,614,950	2,623,109	436,866	5,674,925

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Earnings

For the year ended December 31, 2007

(expressed in U.S. dollars)

	2007 $	2006 $
Revenue (note 7)		
Commissions earned	13,611,556	8,150,445
Research services	4,172	71,534
Referral fees	281,280	42,694
Interest	109,688	30,331
Miscellaneous income	35,498	-
	14,042,194	8,295,004
Expenses (note 7)		
Salaries and related expenses	2,970,138	1,731,754
Commissions	6,035,094	5,297,789
Professional fees	216,010	139,406
Travel, meals and entertainment	609,988	467,354
Information services	231,760	181,225
EDP maintenance and development	7,312	4,611
Telecommunications	68,138	38,248
Rent and related expenses	298,905	70,105
Business and other taxes	72,321	22,867
General office expenses	61,755	41,764
Amortization	213,442	38,799
Business development and promotional activities	17,754	26,435
Memberships and registration fees	41,309	17,831
Foreign exchange loss	15,792	45,857
Loss on trade errors	-	10,110
Interest on loan payable to Helvea S.A. (note 5)	70,754	8,552
Miscellaneous expenses	16,638	5,749
	10,947,110	8,148,456
Earnings before income taxes	3,095,084	146,548
Provision for income taxes	710,003	60,834
Net earnings	2,385,081	85,714

The accompanying notes are an integral part of these financial statements.

Helvea Inc.
Statement of Cash Flows
For the year ended December 31, 2007

(expressed in U.S. dollars)

	2007 $	2006 $
Cash flows from		
Operating activities		
Net earnings	2,385,081	85,714
Item not affecting cash		
Amortization	213,442	38,799
Changes in non-cash operating working capital items		
Decrease (increase) in accounts receivable	37,244	(41,899)
Decrease (increase) in prepaid expenses	137,782	(152,632)
Decrease in income taxes recoverable	-	44,914
Increase in accounts payable and accrued liabilities	522,861	721,351
Increase in income taxes payable	76,416	29,216
Increase (decrease) in due to a related company	(8,916)	8,781
	3,363,910	734,244
Investing activities		
Purchase of property and equipment	(940,291)	(21,124)
Financing activities		
Increase in loan payable to Helvea S.A.	-	1,639,400
Net increase in cash and cash equivalents during the year	2,423,619	2,352,520
Translation adjustment on cash and cash equivalents	540,392	206,915
Cash and cash equivalents – Beginning of year	5,366,328	2,806,893
Cash and cash equivalents – End of year	8,330,339	5,366,328
Cash and cash equivalents consist of:		
Cash	1,111,879	554,689
Short-term deposits (note 9)	7,218,460	4,811,639
	8,330,339	5,366,328
Supplementary information		
Income taxes paid (recovered)	758,738	(13,296)
Interest received	108,135	24,942

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

1 Incorporation and nature of business

The company was incorporated under the Canada Business Corporations Act on January 7, 2004 and was registered with National Association of Securities Dealers, Inc. ("NASD") and the U.S. Securities and Exchange Commission ("SEC") on November 30, 2004. Up to December 22, 2006, it was a member of an international group of companies whose principal entity was Pictet et Cie ("Pictet").

2 Significant accounting policies

Basis of presentation

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	33%
Leasehold improvements	20%

Artworks included in furniture and equipment are considered as assets with an undefined useful life and therefore are not amortized.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company is eligible for various tax credits with respect to qualifying International Financial Center of Montréal activities. These credits are accounted for as a reduction of the related costs to which they pertain.

(expressed in U.S. dollars)

Foreign currency translation

The company's functional currency is the Swiss franc. The reporting currency is the U.S. dollar. The company uses the current rate method to translate its financial statements into U.S. dollars, whereby gains and losses resulting on conversion into U.S. dollars are presented as a separate component of shareholder's equity.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Property and equipment

			2007	2006
	Cost $	Accumulated amortization $	Net $	Net $
Furniture and equipment	225,556	44,051	181,505	9,207
Computer equipment	268,261	135,013	133,248	30,707
Leasehold improvements	667,432	122,460	544,972	44,868
	1,161,249	301,524	859,725	84,782

4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2007 $	2006 $
Accrued compensation	1,498,098	959,476
Other	230,238	113,872
	1,728,336	1,073,348

(expressed in U.S. dollars)

5 Loan payable to Helvea S.A.

The loan payable to Helvea S.A. in the amount of CHF2,000,000 bears interest at 4.25% per annum and is repayable on November 30, 2016. The loan is subordinated by virtue of a subordination agreement entered into between the company and the Financial Industry Regulatory Authority ("FINRA"), formerly NASD, on November 15, 2006 which requires the agreement of FINRA prior to its repayment.

6 Capital stock

Authorized – unlimited as to number

- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class A common shares, voting
- Class B common shares, non-voting

Issued

	2007 $	2006 $
330,000 Class A common shares	2,614,950	2,614,950

(expressed in U.S. dollars)

7 Related party transactions and balances

The statement of earnings includes the following related party transactions:

	2007 $	2006 $
Revenue		
Referral fees	-	71,534
Expenses		
Commissions	5,990,066	5,297,789
Professional fees	-	112,608
Information services	-	38,494
EDP maintenance and development	-	4,010
Telecommunications	-	16,787
Rent and related expenses	-	39,163
Business and other taxes	-	9,554
General office expenses	-	3,533

Commissions earned are collected by Helvea S.A. and remitted to the company.

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

8 Commitments

Minimum annual lease payments under operating leases are as follows:

	$
2008	268,958
2009	325,279
2010	325,279
2011	328,979
2012	369,673

(expressed in U.S. dollars)

9 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As at December 31, 2007, the short-term deposits consist of a call deposit in the amount of CHF8,200,000 – US$7,218,460 (2006 – CHF5,870,000 – US$4,811,639).

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2007 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed interest rate (1.9%)
Accounts receivable	Non-interest bearing
Prepaid expenses	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Income taxes payable	Non-interest bearing

(expressed in U.S. dollars)

10 Capital requirements

The company is a member of FINRA and therefore is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934. This Rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% (800% for the initial 12 months) of its "net capital", as those terms are defined by the Act.

As at December 31, 2007, the company's aggregate indebtedness and net capital were $1,835,309 and $6,025,051 respectively (2006 – $1,111,345 and $3,947,618 respectively), giving a ratio of 30.46% (2006 – 28.15%).

The company does not hold client funds or securities nor owe money or securities to customers. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

Helvea Inc.

Schedule of Computation of Net Capital

As at December 31, 2007

(expressed in U.S. dollars)

	2007 $	2006 $
Net Capital		
Capital stock – Common shares	2,614,950	2,614,950
Retained earnings	2,623,109	238,028
Cumulative translation adjustment	436,866	94,479
Loan payable to Helvea S.A.	1,760,600	1,639,400
	7,435,525	4,586,857
Accounts receivable	19,442	58,538
Prepaid expenses	51,042	182,779
Property and equipment	859,725	84,782
Haircut on foreign currency	480,265	313,140
	1,410,474	639,239
	6,025,051	3,947,618
Aggregate indebtedness		
Accounts payable and accrued liabilities	1,728,336	1,073,348
Income taxes payable	106,973	29,216
Due to a related company	-	8,781
	1,835,309	1,111,345
Ratio of aggregate indebtedness to net capital	30.46%	28.15%

END